United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2016

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale and Fortescue Sign Memorandum of Understanding

Rio de Janeiro, March 07, 2016 — Vale S.A. (“Vale”) announces that it has signed a Memorandum of Understanding (the “MoU”) with Australia’s Fortescue Metals Group Ltd. (“Fortescue”).

The MoU sets out the principles on which Vale and Fortescue have agreed to pursue long term opportunities to enhance competitiveness in their operations, as well as create additional value to the Chinese steel industry.

These opportunities include the formation of one or more joint ventures for the blending and distribution of Vale’s and Fortescue’s respective products in China in order to develop an iron ore  blend specifically designed to meet the long term needs of existing and new Chinese customers.  It will also give Vale the optionality to undertake joint mining developments together with Fortescue in Australia as well as to take a minority stake in Fortescue’s holding company.

Peter Poppinga, Vale’s Executive Director for Ferrous Minerals said: “The Memorandum of Understanding is one more important step towards optimizing Vale´s supply- chain, creating new platforms for future mine development and offering a new world-class alternative product to the Chinese steel industry. We are looking more than 10 years ahead.”

This MoU does not constitute a contract and is not legally binding on the parties.  It remains subject to agreement on the final terms of any resulting transaction documents and receipt of all required approvals, including board approval of each of Vale and Fortescue and any relevant regulatory approvals.

About Fortescue:

Fortescue is a global iron ore supplier, operating infrastructure and mining assets in the Pilbara region of Western Australia. The company exports 165 million tonnes of iron ore per annum.

For further information, please contact:

+55-21-3485-3900

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: March 07, 2016		Director of Investor Relations